UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-54113

(Check One):	Form 10K	☐ .	Form 20F	☒ .	Form 11K	☐ .	Form 10Q	☐
	Form 10D	☐ .	Form N SAR	☐.	Form N CSR	☐ .

For Period Ended: September 30, 2010

☐    Transition Report on Form 10-K
☒  . Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: January 1, 2010 to September 30, 2010

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GENTERRA CAPITAL INC.
Full Name of Registrant

CONSOLIDATED MERCANTILE INCORPORATED
Former Name If Applicable

106 Avenue Road,

Address of Principal Executive Office (Street and Number)

Toronto, Ontario Canada M5R 2H3
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the significant additional work required to be completed by the registrant's accounting staff as a result of an amalgamation of two corporations with different fiscal year ends, including the necessary restatement of prior year comparatives, the registrant was not able to complete the required financial information and deliver it to the registrant's independent public accountant for his review in time to complete the report prior to the filing deadline.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Stan Abramowitz	(416) 920-0500
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes   ☒  .No  ☐    .

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes   ☒   . No  ☐  .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENTERRA CAPITAL INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 2011

By: /s/STAN ABRAMOWITZ
Stan Abramowitz,
Chief Financial Officer

Further Reponse to Part IV (3)

On February 25, 2010 the shareholders of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) adopted Special Resolutions authorizing the amalgamation of the two companies to continue as an amalgamated company under the name Genterra Capital Inc. The amalgamation became effective on May 10, 2010. Genterra Capital Inc.’s year end is September 30. CMI previously filed a Form 20-F Annual Report pursuant to the Securities Exchange Act of 1934 for the year ended December 31, 2009. The report being filed for Genterra Capital Inc. for September 30, 2010 is a Transition Report for the period from January 1, 2010 to September 30, 2010.

For Canadian GAAP, the transaction is accounted for using the purchase method with CMI considered the acquirer. For U.S. GAAP, the transaction is accounted for as a reorganization of entities under common control using historical carrying values.

The results of operations for Genterra Capital Inc. prepared under U.S. GAAP to be reflected by the earnings statements for the nine months transitional period ended September 30, 2010 and the year ended December 31, 2009 are summarised as follows:

GENTERRA CAPITAL INC. Summary Income Statement (prepared under US GAAP) (Unaudited)	9 MONTH TRANSITIONAL PERIOD ENDED SEPTEMBER 30, 2010	YEAR ENDED DECEMBER 31, 2009

Revenue	$2,441,940	$3,087,501

Expenses	2,741,993	2,829,010
Earnings (loss) from operations	(300,053)	258,491

Interest on long-term debt	(108,902)	(163,810)
Other income and (expense)	88,069	425,288
Earnings (loss) before income taxes	(320,886)	519,969

Income tax expense	(26,940)	(543,065)
Loss from continuing operations	(347,826)	(23,096)

Earnings from discontinued operations	42,100	42,050

Net earnings (loss) for the period	$(305,726)	$18,954